VAUTE COUTURE, INC.

Convertible Promissory Note Term Sheet

Issuer: Vaute Couture, Inc., a Delaware corporation (the "*Company*").

Offering: The Company will offer (the "*Offering*") Convertible Promissory Notes to qualified individuals and entities (each, a "*Purchaser*"), as further described and provided for in this Term Sheet and the exhibits attached hereto, including the form of Note Purchase Agreement attached hereto as *Exhibit A* (the "*Purchase Agreement*") and the Convertible Promissory Note attached to the Purchase Agreement as *Exhibit B* (the "*Note*").

Purchase Price: Face value.

Use of Proceeds: The proceeds from the Offering will be applied as deemed necessary or advisable for the Company's business, as determined by the Company's management. By way of example and not limitation, such proceeds may be used by the Company to pay for the growth and expansion of the Company's operations (including the design, manufacture and sale of additional product inventory, research and development, hiring additional employees/experts, launching new collections, conducting marketing, social media, press, partnership and brand campaigns, and opening additional retail locations, which may be a combination of pop-up stores and/or long-term lease establishments), legal and accounting expenses, general administrative expenses and general working capital. Funds paid to the Company to purchase Notes under the Offering will in each case be deemed closed at the time of the acceptance by the Company of such payment and will thereupon be available to the Company for its use.

Note Features: Each Note will have the following features, as more specifically set forth in the form of Note attached hereto as *Exhibit B*:

Interest Rate: 6% per annum.

Term: All principal, together with accrued and unpaid interest under each Note, will be due and payable twenty four (24) months after the initial issuance of the Note (the "*Maturity Date*").

Conversion: In the event the Company consummates, prior to the Maturity Date, an equity financing pursuant to which it sells shares of its preferred stock, which are expected to be Series A Preferred Stock (the "*Preferred Stock*"), with an aggregate sales price of not less than $2,000,000 (excluding any and all indebtedness that is converted into Preferred Stock, *e.g.*, the Notes), and with the principal purpose of raising capital (a "*Qualified Financing*"), then, at the option of each Note holder, (i) all unpaid principal, together with all accrued and unpaid interest under their respective Notes will be paid from the proceeds of such Qualified Financing or (ii) all unpaid principal together with all accrued and unpaid interest under their respective Notes will be converted into the Preferred Stock. The conversion price will be a price per share equal to 80% of the price per share paid by the other purchasers of the Preferred Stock sold in the Qualified Financing.

If the Company does not consummate a Qualified Financing prior to the Maturity Date, the Notes may, at the option of each respective Note Holder, be converted into common stock at a conversion price equal to an amount obtained by dividing (x) $6,000,000 (the pre-money valuation) by (y) the fully diluted capitalization of the Company prior to conversion (excluding the Notes and any other convertible promissory notes).

Exhibit A

Form of Note Purchase Agreement

(See attached)

VAUTE COUTURE, INC

NOTE PURCHASE AGREEMENT

THIS NOTE PURCHASE AGREEMENT (the "*Agreement*") is made by and among Vaute Couture, Inc., a Delaware corporation (the "*Company*"), and the undersigned purchaser (the "*Purchaser*").

WHEREAS, the Purchaser wishes to provide financing to the Company and the Company desires to accept such financing pursuant to the terms and conditions set forth below.

NOW THEREFORE, in consideration of the mutual promises and covenants set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Company and Purchaser agree as follows:

1. **AMOUNT AND TERMS OF THE LOAN.** Subject to the terms of this Agreement, Purchaser agrees to lend to the Company at the Closing (as hereinafter defined) the amount specified in the Signature Page (the "*Loan Amount*") against the issuance and delivery by the Company of a convertible promissory note for such Loan Amount, in substantially the form attached hereto as *Exhibit B* (the "*Note*").

2. **THE CLOSING.**

   2.1 **Closing Date.** The closing of the sale and purchase of the Note (the "*Closing*") shall occur remotely on the Effective Date, or at such other time as the Company and the Purchaser shall agree (the "*Closing Date*").

   2.2 **Delivery.** At the Closing (i) Purchaser shall deliver to the Company a check or wire transfer funds for the Loan Amount; and (ii) the Company shall issue and deliver Purchaser a Note in favor of Purchaser payable in the principal amount of the Loan Amount.

3. **REPRESENTATIONS, WARRANTIES AND COVENANTS OF THE COMPANY.** The Company hereby represents and warrants to each Purchaser as follows:

   3.1 **Organization, Good Standing and Qualification**. The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. The Company has the requisite corporate power to own and operate its properties and assets and to carry on its business as now conducted and as proposed to be conducted.

   3.2 **Corporate Power**. The Company has all requisite corporate power to execute and deliver this Agreement, to issue the Note and to carry out and perform its obligations under the terms of this Agreement and under the terms of the Note.

   3.3 **Authorization.** All corporate action on the part of the Company for the authorization, execution, delivery and performance of this Agreement by the Company and the performance of the Company's obligations hereunder, including the issuance and delivery of the Note (and the reservation of the equity securities issuable upon conversion of the Notes) (collectively, the "*Securities*") has been taken or will be taken prior to the issuance of such Securities. This Agreement and the Note, when executed and delivered by the Company, shall constitute valid and binding obligations of the Company enforceable in accordance with their terms, subject to laws of general application relating to bankruptcy, insolvency, the relief of debtors and, with respect to rights to indemnity, subject to federal and state securities laws.

3.4   Compliance with Laws. To its knowledge, the Company is not in violation of any applicable statute, rule, regulation, order or restriction of any domestic or foreign government or any instrumentality or agency thereof in respect of the conduct of its business or the ownership of its properties, which violation of which would materially and adversely affect the business, assets, liabilities, financial condition, operations or prospects of the Company.

3.5   Compliance with Other Instruments. Neither the authorization, execution and delivery of this Agreement, nor the issuance and delivery of the Note, will constitute or result in a material default or violation of any law or regulation applicable to the Company or any material term or provision of any material agreement or instrument by which it is bound or to which its properties or assets are subject.

4.   REPRESENTATIONS AND WARRANTIES OF THE PURCHASER.

4.1   Purchase for Own Account. Purchaser represents that it is acquiring the Securities solely for its own account and beneficial interest for investment and not for sale or with a view to distribution of the Securities or any part thereof, has no present intention of selling (in connection with a distribution or otherwise), granting any participation in, or otherwise distributing the same, and does not presently have reason to anticipate a change in such intention.

4.2   Information and Sophistication. Without lessening or obviating the representations and warranties of the Company set forth in Section 3, Purchaser hereby: (i) acknowledges that it has received all the information it has requested from the Company and it considers necessary or appropriate for deciding whether to acquire the Securities, (ii) represents that it has had an opportunity to ask questions and receive answers regarding the terms and conditions of the offering of the Securities and to obtain any additional information necessary to verify the accuracy of the information given the Purchaser, and (iii) further represents that it has such knowledge and experience in financial and business matters that it is capable of evaluating the merits and risk of this investment.

4.3   Ability to Bear Economic Risk. Purchaser acknowledges that investment in the Securities involves a high degree of risk, and represents that it is able, without materially impairing its financial condition, to hold the Securities for an indefinite period of time and to suffer a complete loss of its investment.

4.4   Further Limitations on Disposition. Without in any way limiting the representations set forth above, Purchaser further agrees not to make any disposition of all or any portion of the Securities unless and until:

(a)   There is then in effect a Registration Statement under the Act covering such proposed disposition and such disposition is made in accordance with such Registration Statement; or

(b)   The Purchaser shall have notified the Company of the proposed disposition and shall have furnished the Company with a detailed statement of the circumstances surrounding the proposed disposition, and if reasonably requested by the Company, Purchaser shall have furnished the Company with an opinion of counsel, reasonably satisfactory to the Company, that such disposition will not require registration under the Act or any applicable state securities laws, provided that no such opinion shall be required for dispositions in compliance with Rule 144, except in unusual circumstances.

4.5 **Further Assurances.** Purchaser agrees and covenants that at any time and from time to time it will promptly execute and deliver to the Company such further instruments and documents and take such further action as the Company may reasonably require in order to carry out the full intent and purpose of this Agreement and to comply with state or federal securities laws or other regulatory approvals.

5. **Irrevocable Proxy; SPV Reorganization**

5.1 If the Purchaser is not a "**Major Investor**" (i.e. Purchaser's Loan Amount is less than $25,000), the Purchaser hereby appoints, and shall appoint in the future upon request, _____ as the "**Designated Lead Investor**" to serve as the Purchaser's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this Agreement and the Note and on behalf of the Purchaser, (i) give and receive notices and communications, (ii) execute any instrument or document that the Designated Lead Investor determines is necessary or appropriate in the exercise of its authority under this Agreement and the Note (including, without limitation, to the authority to approve any amendment to, or extension of, the Agreement or the Note) and (iii) take all actions necessary or appropriate in the judgment of the Designated Lead Investor for the accomplishment of the foregoing. The proxy and power granted by the Purchaser pursuant to this Section 5.1 are coupled with an interest. Such proxy and power will be irrevocable through and including the date of the final closing of a Qualified Financing (as defined in the Note), in which case the terms of Section 5.2 will thereafter govern. The proxy and power, so long as the Purchaser is an individual, will survive the death, incompetency and disability of the Purchaser and, so long as the Purchaser is an entity, will survive the merger or reorganization of the Purchaser or any other entity holding this instrument. The Designated Lead Investor is an intended third-party beneficiary of this Section 5.1 and Section 5.3 and has the right, power and authority to enforce the provisions hereof as though it was a party hereto.

5.2 If the Purchase is not a Major Investor, on and after the date of the Qualified Financing, the Purchaser hereby appoints, and shall appoint in the future upon request, the then-current Chief Executive Officer of the Company (the "**CEO**"), as the Purchaser's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this Agreement and the Note and on behalf of the Purchaser, (i) vote all shares of the capital stock issued pursuant to the terms of the Note as the holders of a majority of the shares of the same class of capital stock vote, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this Agreement and the Note, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Purchaser pursuant to this Section 5.2 are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Purchaser is an individual, will survive the death, incompetency and disability of the Purchaser and, so long as the Purchaser is an entity, will survive the merger or reorganization of the Purchaser or any other entity holding shares of the capital stock issued pursuant to the terms of the Note. The CEO is an intended third-party beneficiary of this Section 5.2 and Section 5.3 and has the right, power and authority to enforce the provisions hereof as though he or she was a party hereto.

5.3 If the Purchase is not a Major Investor:

(a) Other than with respect to the gross negligence or willful misconduct of the Designated Lead Investor or the CEO, in his or her capacity as the Purchaser's true and lawful proxy and attorney pursuant to Section 5.1 or 5.2 (collectively, the "**Proxy**"), the Proxy will not be liable for any act done or omitted in his, her or its capacity as representative of the Purchaser pursuant to this instrument while acting in good faith, and any act done or omitted pursuant to the written advice of outside counsel will be conclusive evidence of such good faith. The Proxy has no duties or responsibilities except those expressly set forth in this instrument, and no implied covenants, functions, responsibilities, duties, obligations or liabilities on behalf of the Purchaser otherwise exist against the Proxy. The Purchaser shall indemnify, defend and hold harmless the Proxy from and against any and all losses, liabilities, damages, claims, penalties, fines, forfeitures, actions, fees, costs and expenses (including the fees and expenses of counsel and experts and their staffs and all expense of document location, duplication and shipment) (collectively, "**Proxy Losses**") arising out of or in connection with any act done or omitted in the Proxy's capacity as representative of the Purchaser pursuant to this instrument, in each case as such Proxy Losses are suffered or incurred; provided, that in the event that any such Proxy Losses are finally adjudicated to have been directly caused by the gross negligence or willful misconduct of the Proxy, the Proxy (or, in the case of the CEO, the Company) shall reimburse the Purchaser the amount of such indemnified Proxy Losses to the extent attributable to such gross negligence or willful misconduct (provided that the Proxy's aggregate liability hereunder shall in no event exceed the Purchase Amount). In no event will the Proxy be required to advance his, her or its own funds on behalf of the Purchaser or otherwise. The Purchaser acknowledges and agrees that the foregoing indemnities will survive the resignation or removal of the Proxy or the termination of this instrument.

(b) A decision, act, consent or instruction of the Proxy constitutes a decision of the Purchaser and is final, binding and conclusive upon the Purchaser. The Company, stockholders of the Company and any other third party may rely upon any decision, act, consent or instruction of the Proxy as being the decision, act, consent or instruction of the Purchaser. The Company, stockholders of the Company and any other third party are hereby relieved from any liability to any person for any acts done by them in accordance with such decision, act, consent or instruction of the Proxy.

(c) The Purchaser hereby agrees to take any and all actions determined by the Company's board of directors in good faith to be advisable to reorganize this Agreement, the Note, and/or any shares of the capital stock issued pursuant to the terms of the Note into a special-purpose vehicle or other entity designed to aggregate the interests of Purchaser and other similarly situated purchasers.

6. MISCELLANEOUS

6.1 Modification; Waiver. No modification or waiver of any provision of this Agreement shall be effective unless in writing and approved by the party to be charged therewith (subject to the terms of Section 5 above).

6.2 **Entire Agreement.** This Agreement and the Exhibits hereto constitute the full and entire understanding and agreement between the parties with regard to the subjects hereof and no party shall be liable or bound to any other party in any manner by any representations, warranties, covenants and agreements except as specifically set forth herein.

6.3 **Counterparts.** This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

[Signature page to follow]

IN WITNESS WHEREOF, the parties have executed this agreement as of [EFFECTIVE DATE] _____.

Investment Amount: ___$[AMOUNT]_____

COMPANY:

VAUTE COUTURE INC, a Delaware Corporation
_____

Founder Signature
_____

Name: ___Leanne Mai-ly Hilgart_____

Title: ___CEO_____

Read and Approved (For IRA Use Only):

SUBSCRIBER:

_____

By: _____   By:___*Investor Signature*_____

Name: ___[INVESTOR NAME]_____

Title: ___[INVESTOR TITLE]_____

The Subscriber is an "accredited investor" as that term is defined in Regulation D promulgated by the Securities and Exchange Commission under the Securities Act. The Subscriber is a resident of the state set forth herein.

Please indicate Yes or No by checking the appropriate box:

[   ] Accredited

[X] Not Accredited

Exhibit B

Form of Convertible Promissory Note

(See attached)

CONVERTIBLE PROMISSORY NOTE

THIS NOTE AND THE SECURITIES EVIDENCED HEREBY NOTE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 OR THE LAWS OF ANY STATE. SUCH SECURITIES AND ANY SECURITIES ISSUED HEREUNDER MAY NOT BE SOLD OR OTHERWISE TRANSFERRED UNLESS THEY ARE REGISTERED UNDER SUCH ACT AND APPLICABLE STATE SECURITIES LAWS OR AN EXEMPTION FROM REGISTRATION IS AVAILABLE.

For value received, Vaute Couture, Inc., a Delaware corporation ("***Company***") promises to pay the principal with simple interest on the outstanding principal amount at the rate of **6%** per annum. Interest shall commence with the date hereof and shall continue on the outstanding principal until paid in full or converted. Interest shall be computed on the basis of a year of 365 days for the actual number of days elapsed.

1. **Note Purchase Agreement**. This note ("***Note***") is issued pursuant to the terms of that certain Note Purchase Agreement (the "***Agreement***") between Holder and the Company.

2. **Payments**. All payments of interest and principal shall be in lawful money of the United States of America. All payments shall be applied first to accrued interest, and thereafter to principal.

3. **Conversion Upon Qualified Financing**. In the event that, on or before the date which is 24 months after the date hereof (the "***Maturity Date***"), the Company consummates an equity financing pursuant to which it sells shares of its preferred stock, which are expected to be Series A Preferred Stock (the "***Preferred Stock***"), with an aggregate sales price of not less than $2,000,000 (excluding any and all indebtedness that is converted into Preferred Stock, *e.g.,* this Note and any substantially similar convertible promissory notes), and with the principal purpose of raising capital (a "***Qualified Financing***"), then, at the option of Holder, (i) all unpaid principal, together with all accrued and unpaid interest under this Note will be paid from the proceeds of such Qualified Financing or (ii) all unpaid principal together with all accrued and unpaid interest under this Note will be converted into the Preferred Stock (in which event, the conversion price will be a price per share equal to 80% of the price per share paid by the other purchasers of the Preferred Stock sold in the Qualified Financing).

4. **Other Conversion**. If the Company does not consummate a Qualified Financing prior to the Maturity Date, this Note may, at the option of Holder, be converted into shares of the Company's common stock at a conversion price equal to an amount obtained by dividing (i) $6,000,000 (the pre-money valuation) by (ii) the fully diluted capitalization of the Company prior to conversion (excluding this Note and any other convertible promissory notes).

5. **Maturity**. Unless this Note has been converted in accordance with the terms of Sections 3 or 4 above on or prior to the Maturity Date, then the outstanding principal and unpaid accrued interest due hereunder shall be due and payable to Holder on the Maturity Date.

6.   Events of Default. If there shall be any Event of Default hereunder, at the option of and upon written notice to the Company, this Note shall accelerate and all principal and unpaid accrued interest shall become due and payable. The occurrence of any one or more of the following shall constitute an Event of Default:

(a)   Company shall (i) default in its performance of any covenant under this Note and (ii) does not cure such default within 30 days of its receipt of written notice thereof;

(b)   Company files any petition or action for relief under any bankruptcy, reorganization, insolvency or moratorium law or any other law for the relief of, or relating to, debtors, now or hereafter in effect, or makes any assignment for the benefit of creditors or takes any corporate action in furtherance of any of the foregoing; or

(c)   An involuntary petition is filed against Company (unless such petition is dismissed or discharged within sixty (60) days under any bankruptcy statute now or hereafter in effect, or a custodian, receiver, trustee, assignee for the benefit of creditors (or other similar official) is appointed to take possession, custody or control of any property of Company.

7.   Costs of Collection. If there is any Event of Default, Company shall pay all reasonable attorneys' fees and court costs incurred by Holder in enforcing and collecting this Note.

8.   Waiver of Demand. Company hereby waives demand, notice, presentment, protest and notice of dishonor.

9.   Amendment; Waiver. No modification or waiver of any provision of this Note shall be effective unless in writing and approved by the party to be charged therewith (subject to the terms of Section 5 of the Note Purchase Agreement).

10.   Transferability. This Note may be not be transferred, pledged, hypothecated, granted, assigned or otherwise disposed of by the Holder to any third-party without the prior written consent of the Company.

VAUTE COUTURE, INC.

By: _*Founder Signature*_____

Name: Leanne Mai-ly Hilgart

Title: CEO